19003291

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

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SEC FILE NUMBER
8-68217

SEC Mail Processing
FEB 28 2019
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (Date) AND ENDING December 31, 2018 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Valence Group LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Park Ave. - 27th Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Lakind 212-847-7339
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Ave. (Address) East Hanover (City) NJ (State) 07936 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Lakind, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Valence Group LLC as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Operating Officer

Title

Notary Public

MARC L. POTOLSKY
Notary Public, State of New York
No. 02PO61.'2783
Qualified in New York County
Commission Expires August 13, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Other

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of The Valence Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Valence Group, LLC as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of The Valence Group, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of The Valence Group, LLC's management. Our responsibility is to express an opinion on The Valence Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Valence Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Friedman LLP

We have served as The Valence Group, LLC's auditor since 2010.

East Hanover, New Jersey
February 19, 2019

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

THE VALENCE GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS	
Cash and cash equivilents	$ 5,559,715
Certificate of deposit	3,500,000
Accounts receivable	1,030,000
Property and equipment, net	237,711
Security deposit	404,565
Prepaid expenses	130,180
Other assets	3,548
	$ 10,865,719
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 3,129,945
Income taxes payable	1,119,178
Payable to affiliate	1,394,566
Deferred rent	218,419
	5,862,108
Commitments	
Member's equity	5,003,611
	$ 10,865,719

See notes to Statement of Financial Condition

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The Valence Group, LLC (the "Company") is organized as a limited liability company under the laws of the State of Delaware and is a wholly owned subsidiary of HLMZ Holdings Limited (the "Parent"), a holding company formed in England.

The Company provides mergers and acquisitions ("M&A") advisory services exclusively to clients in the chemicals, plastics and related materials industries. Clients may be corporations, private equity firms or individuals and may be based anywhere in the world, although the vast majority of business is conducted with clients in North America or Western Europe. The Company is exclusively focused on M&A, which includes sell-side advisory, buy-side advisory, joint ventures, valuations, defense assignments and fairness opinions.

The Company became a registered securities broker-dealer on November 24, 2009 with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates

Management uses estimates and assumptions in preparing the Statement of Financial Condition. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash

The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Certificate of Deposit

Certificate of Deposit has an initial maturity date of more than three months from the issuance date. As of December 31, 2018, the Company owns one Certificate of Deposit with a maturity date of February 27, 2019 and an interest rate of 2.40% per annum.

Accounts Receivable

Accounts receivable are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management had determined that no allowance is needed at the current time.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation and Amortization

Depreciation is computed utilizing the straight-line method over the estimated useful lives of the assets, which ranges from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over estimated useful lives or the term of the lease, whichever is shorter.

Share-Based Payments

The Company recognizes share-based compensation as compensation expense, which requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The Company uses the accelerated recognition method to recognize the cost over the vesting period, three years. No compensation cost is recognized for equity instruments for which employees do not render the requisite service, unless the employee is terminated without cause, at which point the award becomes fully vested.

Income Taxes

The Company is a single member limited liability company, which is generally disregarded for Federal, New York State and New York City income tax purposes. However, the Company elected to be treated as a domestic corporation for income tax purposes as of January 1, 2010.

The Company accounts for income taxes under the liability method, which requires an asset and liability approach that recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's Statement of Financial Condition or tax returns.

2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Furniture and fixtures	$	274,681
Office equipment		133,905
Leasehold improvements		42,344
		450,930
Less: Accumulated depreciation and amortization		(213,219)
	$	237,711

3 - SHARE-BASED COMPENSATION

During fiscal years 2012 through 2014, the Parent issued 32,834 compensatory Series B share option awards to certain employees of the Company. The Company has accounted for this transaction at the subsidiary level. The total number of options outstanding as of December 31, 2018 was 14,974 with a weighted average exercise price of $5.83 and a weighted average remaining contractual term of 5.53 years. Unrecognized compensation expense related to the Parent Series B share options at December 31, 2018 was $0.

4 - RELATED PARTY TRANSACTIONS

The Company and an affiliate of the Parent company share income and expenses based upon an agreed upon allocation percentage of combined income before interest and taxes, as defined. As of December 31, 2018, $1,394,566 was payable to affiliate.

5 - RETIREMENT PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees. The plan includes employee contributions, discretionary matching contributions, and profit sharing contributions by the Company subject to certain limitations.

6 - COMMITMENTS

The Company currently rents office space in New York pursuant to a non-cancelable sublease agreement which ends on October 27, 2026. Total future minimum rental payments, inclusive of rent escalations, exclusive of real estate taxes and related costs, under this agreement is as follows:

2019	$ 720,511
2020	720,511
2021	728,217
2022	766,747
2023	762,252
Thereafter	2,096,032
	$ 5,794,270

This lease requires additional rental payments for expenses as defined. In connection with the aforementioned lease, the Company maintains a letter of credit agreement for the security deposit totaling $404,565 and is included in security deposit on the Statement of Financial Condition at December 31, 2018.

Pursuant to this lease, as of December 31, 2018 the deferred rent was $218,420.

7 - LINE OF CREDIT

The Company has a line-of-credit of $600,000 requiring an annual review by the bank. The borrowings under the line are guaranteed by one of the members of the Parent company. The line of credit bears interest at prime plus 1.75%. The Company is required to fully repay to the bank all amounts outstanding for a period of thirty consecutive days in each year. The Company had no outstanding balance at December 31, 2018.

The line of credit contains a covenant that requires the Company's net worth to be a minimum of $1,655,000.

8 - MAJOR CUSTOMERS

At December 31, 2018 there was one customer comprising 97% of the total receivables.

9 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2018, the Company had net capital of $3,197,607 which exceeded requirements by $2,806,800. The Company's ratio of aggregate indebtedness to net capital was 1.83 to 1 at December 31, 2018.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

10 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT

New Accounting Standards Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its Statement of Financial Condition. The new guidance will be effective for the Company beginning January 1, 2019, with early adoption permitted. The Company expects to record a right-of-use asset and related lease liability upon the adoption of ASU 2016-02.